UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2013

Commission File No.: 001-35273

VIEWTRAN GROUP, INC.

(formerly known as COGO GROUP, INC.)

Suite 1501, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Viewtran Group, Inc. (formerly known as Cogo Group, Inc.) (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

This report is hereby incorporated by reference to the Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-164699) of the Company.

FINANCIAL INFORMATION

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

VIEWTRAN GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2013

and December 31, 2012

	September 30, 2013		December 31, 2012
	USD’000	RMB’000	RMB’000
Assets
Current assets:
Cash	11,172	68,375	324,839
Pledged bank deposits	71,403	436,986	556,941
Accounts receivable, net	55,632	340,469	704,968
Bills receivable	384	2,350	27,945
Amount due from related party	—	—	35,743
Inventories	14,381	88,008	516,372
Income taxes receivable	—	—	2,098
Prepaid expenses and other receivables	6,110	37,395	56,266
Assets held for sale	262,305	1,605,308	—
Total current assets	421,387	2,578,891	2,225,172
Property and equipment, net	4,807	29,419	17,515
Intangible assets, net	17,948	109,838	128,810
Other assets	—	—	261
Total Assets	444,142	2,718,148	2,371,758
Liabilities and equity
Current liabilities:
Accounts payable	447	2,738	102,878
Bank borrowings	—	—	614,045
Income taxes payable	929	5,685	7,155
Amount due to related party	52,299	320,071	—
Accrued expenses and other liabilities	5,733	35,083	35,734
Liabilities held for sale	116,101	710,536	—
Total current liabilities	175,509	1,074,113	759,812
Deferred tax liabilities	2,961	18,123	21,254
Total liabilities	178,470	1,092,236	781,066
Equity
Common stock:
Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 44,606,538 shares in 2013, 43,423,556 shares in 2012 Outstanding: 29,343,180 shares in 2013, 31,110,922 shares in 2012	569	3,483	3,409
Additional paid in capital	242,716	1,485,421	1,448,396
Retained earnings	100,237	613,454	584,364
Accumulated other comprehensive loss	(21,417)	(131,074)	(122,513)
	322,105	1,971,284	1,913,656
Less cost of common stock in treasury, 15,263,358 shares in 2013 and 12,312,634 shares in 2012	(66,377)	(406,230)	(369,217)
Total Viewtran Group, Inc. equity	255,728	1,565,054	1,544,439
Noncontrolling interests	9,944	60,858	46,253
Total equity	265,672	1,625,912	1,590,692
Total liabilities and equity	444,142	2,718,148	2,371,758

See accompanying notes to unaudited condensed consolidated financial statements.

F-1

VIEWTRAN GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the three months ended September 30, 2013 and 2012

	Three months ended September 30,
	2013	2013	2012
	USD’000	RMB’000	RMB’000

Net Revenue	5,428	33,220	428,677
Cost of sales	(364)	(2,233)	(404,301)
Gross profit	5,064	30,987	24,376

Selling, general and administrative expenses	(3,446)	(21,089)	(31,963)
Research and development expenses	(1,813)	(11,095)	(17,823)
Other operating income	569	3,485	6
Income/(loss) from operations	374	2,288	(25,404)
Interest expense	—	—	(1,118)
Interest income	620	3,798	3,117
Earnings/(loss) from continuing operations before income taxes	994	6,086	(23,405)
Income tax expense	(176)	(1,080)	(615)
Net income/(loss) from continuing operations	818	5,006	(24,020)
Income from discontinued operations, net of income taxes	1,315	8,047	35,350
Net income	2,133	13,053	11,330
Less net income attributable to noncontrolling interests - discontinued operations	(506)	(3,097)	(8,070)
Net income attributable to Viewtran Group, Inc.	1,627	9,956	3,260

Basic earnings per share attributable to Viewtran Group, Inc.	USD	RMB	RMB
Net income/(loss) from continuing operations	0.03	0.16	(0.65)
Net income from discontinued operations	0.02	0.15	0.74
Net income	0.05	0.31	0.09

Diluted earnings per share attributable to Viewtran Group, Inc.	USD	RMB	RMB
Net income/(loss) from continuing operations	0.03	0.15	(0.65)
Net income from discontinued operations	0.02	0.15	0.74
Net income	0.05	0.30	0.09

Weighted average number of common shares outstanding
Basic	32,463,136	32,463,136	36,731,113
Diluted	32,648,224	32,648,224	36,731,113

Comprehensive income:
Net income	2,133	13,053	11,330
Other comprehensive income, net of nil tax
Foreign currency translation adjustments	73	446	(1,790)
Total comprehensive income	2,206	13,499	9,540

Less comprehensive income, net of nil tax, attributable to noncontrolling interests	(494)	(3,023)	(8,377)
Comprehensive income attributable to Viewtran Group, Inc.	1,712	10,476	1,163

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

VIEWTRAN GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the nine months ended September 30, 2013 and 2012

	Nine months ended September 30,
	2013	2013	2012
	USD’000	RMB’000	RMB’000

Net Revenue	47,708	291,975	1,055,221
Cost of sales	(34,827)	(213,144)	(969,524)
Gross profit	12,881	78,831	85,697

Selling, general and administrative expenses	(10,690)	(65,421)	(87,022)
Research and development expenses	(5,553)	(33,987)	(50,105)
Other operating income	1,861	11,391	612
Loss from operations	(1,501)	(9,186)	(50,818)
Interest expense	—	—	(3,467)
Interest income	1,553	9,504	10,606
Earnings/(loss) from continuing operations before income taxes	52	318	(43,679)
Income tax expense	(369)	(2,258)	(2,549)
Net loss from continuing operations	(317)	(1,940)	(46,228)
Income from discontinued operations, net of income taxes	7,515	45,996	87,736
Net income	7,198	44,056	41,508
Less net income attributable to noncontrolling interests - discontinued operations	(2,445)	(14,966)	(18,906)
Net income attributable to Viewtran Group, Inc.	4,753	29,090	22,602

Basic earnings per share attributable to Viewtran Group, Inc.	USD	RMB	RMB
Net loss from continuing operations	(0.01)	(0.06)	(1.27)
Net income from discontinued operations	0.15	0.94	1.89
Net income	0.14	0.88	0.62

Diluted earnings per share attributable to Viewtran Group, Inc.	USD	RMB	RMB
Net loss from continuing operations	(0.01)	(0.06)	(1.27)
Net income from discontinued operations	0.15	0.94	1.89
Net income	0.14	0.88	0.62

Weighted average number of common shares outstanding
Basic	33,188,548	33,188,548	36,380,971
Diluted	33,188,548	33,188,548	36,380,971

Comprehensive income:
Net income	7,198	44,056	41,508
Other comprehensive income, net of nil tax
Foreign currency translation adjustments	(1,458)	(8,922)	1,136
Total comprehensive income	5,740	35,134	42,644

Less comprehensive income, net of nil tax, attributable to noncontrolling interests	(2,386)	(14,605)	(18,969)
Comprehensive income attributable to Viewtran Group, Inc.	3,354	20,529	23,675

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

VIEWTRAN GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows for the

Nine months ended September 30, 2013 and 2012

	Nine months ended September 30,
	2013	2013	2012
	USD‘000	RMB‘000	RMB‘000

Cash flows from operating activities:
Net income	7,198	44,056	41,508
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation expense	668	4,085	4,384
Amortization of land use rights	-	-	228
Amortization of intangible assets	3,100	18,972	18,972
Deferred income taxes	(512)	(3,131)	(3,130)
Provision for doubtful accounts	306	1,870	-
Loss/(gain) on disposal of property and equipment	14	83	(1,792)
Share-based compensation	6,062	37,099	48,611
Change in operating assets and liabilities:
Accounts receivable, net	(53,397)	(326,790)	35,116
Bills receivable	(893)	(5,467)	(34,794)
Inventories	16,861	103,190	(46,285)
Prepaid expenses and other receivables	(203)	(1,244)	(31,771)
Accounts payable	11,155	68,266	(14,708)
Amount due from a related party	5,840	35,743	-
Amount due to a related party	28,295	173,172	-
Income taxes receivable	(12)	(74)	158
Income taxes payable	288	1,765	(257)
Accrued expenses and other liabilities	(1,905)	(11,661)	(8,649)
Net cash provided by operating activities	22,865	139,934	7,591
Cash flows from investing activities:
Increase in pledged bank deposits	(19,540)	(119,586)	(67,876)
Purchases of property and equipment	(310)	(1,894)	(1,480)
Proceeds from disposal of property and equipment	50	304	2,676
Net cash used in investing activities	(19,800)	(121,176)	(66,680)
Cash flows from financing activities:
Purchase of treasury stock	(6,048)	(37,013)	(517)
Net repayment of bank borrowings	(11,354)	(69,488)	8,535
Net cash (used in)/provided by financing activities	(17,402)	(106,501)	8,018
Effect of exchange rate changes on cash	(595)	(3,638)	1,694
Net decrease in cash	(14,932)	(91,381)	(49,377)
Cash at beginning of the period	53,078	324,839	572,364
Cash at end of the period	11,172	68,375	522,987
Cash at end of the period classified as assets held for sale	26,974	165,083	-
Supplementary cash flow information:
Interest paid	2,250	13,767	18,835
Income tax paid	1,128	6,904	9,016

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

VIEWTRAN GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity for the nine months ended

September 30, 2013

	Viewtran Group, Inc. Stockholders
	Common Stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Noncontrolling interests	Total equity
	No. of Shares outstanding	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2013	31,110,922	3,409	1,448,396	584,364	(122,513)	(369,217)	46,253	1,590,692
Net income	-	-	-	29,090	-	-	14,966	44,056
Foreign currency translation adjustments	-	-	-	-	(8,561)	-	(361)	(8,922)
Issuance of common stock pursuant to share-based compensation plan	1,182,982	74	(74)	-	-	-	-	-
Share-based compensation	-	-	37,099	-	-	-	-	37,099
Purchase of treasury stock	(2,950,724)	-	-	-	-	(37,013)	-	(37,013)
Balance as of September 30, 2013	29,343,180	3,483	1,485,421	613,454	(131,074)	(406,230)	60,858	1,625,912
Balance as of September 30, 2013 (in USD)		569	242,716	100,237	(21,417)	(66,377)	9,944	265,672

See accompanying notes to unaudited condensed consolidated financial statements.

F-5

VIEWTRAN GROUP, INC. and SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Basis of Presentation

The unaudited condensed consolidated financial statements of Viewtran Group, Inc. (formerly known as Cogo Group, Inc.) (the “Company”) and its subsidiaries (the “Group”) include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the Group’s consolidated financial position, results of operations and cash flows for all periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

The Group has experienced seasonal fluctuations in net revenue, which have historically been lowest in the first quarter of the year due to the Chinese New Year holiday season period and are typically highest in the fourth quarter of the year due to the desire by original equipment manufacturers (“OEMs”) and other customers to spend the remaining allocated annual budgets. In addition, the Group has disposed of the equity interests of the Company’s certain subsidiaries that operate the Group’s component sales business on November 20, 2013, which activities are presented as discontinued operations (see note 17). Consequently, the Group’s financial position, operating results, cash flows and trends in these unaudited condensed consolidated financial statements are not necessarily indicative of future results that may be expected for any other interim period or for the full year.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The accompanying unaudited condensed consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the People’s Republic of China (the “PRC”). For the convenience of the reader, the September 30, 2013 RMB amounts included in the accompanying unaudited condensed consolidated financial statements have been translated into United States dollars (“USD”) at the rate of USD1.0000 = RMB6.1200. No representation is made that the RMB could have been, or could be, converted into USD at that rate or at any particular rate or at all.

Note 2 – Summary of Significant Accounting Policies

The Company has evaluated that the recently issued accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), which are effective for adoption by the Company, have no significant impacts to the unaudited condensed consolidated financial statements. The Company has also evaluated the impact of recently issued accounting pronouncements issued by FASB that are not yet effective will not have a material impact on the financial position or results of operations upon adoption by the Company.

Note 3 – Accounts Receivable, Net

	September 30,		December 31,
	2013	2013	2012
	USD‘000	RMB‘000	RMB‘000
Accounts receivable	56,992	348,790	731,839
Less: allowance for doubtful accounts	(1,360)	(8,321)	(26,871)
Accounts receivable, net	55,632	340,469	704,968

F-6

An analysis of the allowance for doubtful accounts is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Beginning Balance	28,741	75,617	26,871	75,617
Additional allowance for doubtful accounts	-	-	1,870	-
Allocation to assets held for sale	(20,420)	-	(20,420)	-
Ending Balance	8,321	75,617	8,321	75,617

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.

Note 4 – Bills Receivable

To reduce the Group’s credit risk, the Group requires certain customers to pay for the sale of the Group’s products by bills receivable. Bills receivable are short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

The Group did not discount any bills receivable during the three and nine months ended September 30, 2013 and 2012.

Note 5 – Inventories

Inventories are stated at the lower of cost or market.  Cost is determined by the first-in, first-out method.  Cost of inventories comprises direct materials.

Inventories by major categories are as follows:

	September 30,		December 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Finished goods	14,381	88,008	516,372

No inventories were written off during the three months and nine months ended September 30, 2013. No inventory was written off during the three months ended September 30, 2012, and inventories amounting to RMB1,570 thousand were written off during the nine months ended September 30, 2012.

F-7

Note 6 - Property and Equipment, Net

Property and equipment is stated at cost less depreciation and if applicable, impairment.  Property and equipment consists of the following:

	September 30,		December 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Property and equipment, at cost	6,636	40,611	32,783
Less: accumulated depreciation	(1,829)	(11,192)	(15,268)
Property and equipment, net	4,807	29,419	17,515

Note 7 - Intangible Assets

The changes in the carrying amount of intangible assets for the period ended September 30, 2013 is as follows:

September 30,
2013
RMB’000
Balance as of January 1, 2013	128,810
Amortization of intangible assets	(18,972)
Balance as of September 30, 2013	109,838
Balance as of September 30, 2013 (in USD)	17,948

As of September 30, 2013 and December 31, 2012, accumulated amortization for intangible assets amounted to RMB195,535 thousand (USD31,950 thousand) and RMB176,563 thousand, respectively.

Note 8 – Pledged Bank deposits, Bank Borrowings and Banking Facilities

The Group has entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited (“SCB”), Bank of China (Hong Kong) Limited (“BOC”), Guangdong Development Bank Holdings Company Limited (“GDB”) and the Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facilities with BOC and HSBC also include accounts receivable factoring agreements.

The Group’s banking facilities contain the general clause that the banks may at any time without prior notice modify, cancel or suspend the facilities at their sole discretions including, without limitation, canceling any unutilized facilities, and declaring any outstanding amount to be immediately due and payable.

On October 23, 2012, the Company entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision Global Group (currently known as Cogobuy Group, or “Cogobuy”), an entity owned by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company sold certain subsidiaries (the “First Disposal Group”) to Cogobuy for a total consideration of USD78,000 thousand. The transactions contemplated by the Envision Agreement closed on November 15, 2012 and the entire purchase price was fully received in 2012.

F-8

As stipulated in the Envision Agreement and the Service Agreement dated November 14, 2012, after the disposal of subsidiaries to Cogobuy, guarantees to banking institutions among the Company’s remaining subsidiaries and the First Disposal Group will be maintained for a transitional period through December 31, 2014. As of September 30, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Group amounted to RMB1,175,040 thousand (USD192,000 thousand) and RMB934,515 thousand, respectively. As of September 30, 2013 and December 31, 2012, the aggregate credit limit of joint banking facilities granted which can be utilized by the Group and the First Disposal Group (“Joint Banking Facilities”) amounted to RMB523,260 thousand (USD85,500 thousand) and RMB594,975 thousand, respectively. As of September 30, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the First Disposal Group, guaranteed by the Group (“Guaranteed Facilities for the First Disposal Group”), amounted to RMB397,800 thousand (USD65,000 thousand) and RMB311,505 thousand, respectively.

As of September 30, 2013, the total outstanding bank borrowings of the Group, including those classified as liabilities held for sale (see note 17), amounted to RMB534,231 thousand (USD87,293 thousand), of which an aggregate of RMB165,065 thousand (USD26,971 thousand) was borrowed under the Joint Banking Facilities. All outstanding bank borrowings of the Group, including those classified as liabilities held for sale, were secured by the pledged deposit of the Group as of September 30, 2013. As of December 31, 2012, the total outstanding bank borrowings of the Group amounted to RMB614,045 thousand of which an aggregate of RMB312,757 thousand was borrowed under the Joint Banking Facilities and RMB43,611 thousand was secured by the pledged deposit of the First Disposal Group as of December 31, 2012. The weighted average interest rate on outstanding bank borrowings of the Group as of September 30, 2013 was 2.1% (December 31, 2012: 2.1%).

As of September 30, 2013, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks, including those classified as assets held for sale (see note 17), amounted to RMB672,606 thousand (USD109,903 thousand), of which RMB235,197 thousand (USD38,431 thousand) and RMB293,589 thousand (USD47,972 thousand) were pledged for Joint Banking Facilities and Guaranteed Facilities for the First Disposal Group, respectively. As of December 31, 2012, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks amounted to RMB556,941 thousand, of which RMB286,740 thousand and RMB207,900 thousand were pledged for Joint Banking Facilities and Guaranteed Facilities for the First Disposal Group, respectively. The remaining pledged deposits were pledged for the banking facilities granted solely to the Group.

As of September 30, 2013 and December 31, 2012, the aggregate amount of unutilized banking facilities (including the unutilized facilities amount under the accounts receivable factoring agreements) granted solely to the Group amounted to RMB690,385 thousand (USD112,808 thousand) and RMB354,972 thousand, respectively. As of September 30, 2013 and December 31, 2012, the aggregate amount of unutilized Joint Banking Facilities amounted to RMB283,537 thousand (USD46,330 thousand) and RMB81,334 thousand, respectively. As of September 30, 2013 and December 31, 2012, the aggregate amount of unutilized Guaranteed Facilities for the First Disposal Group amounted to RMB92,895 thousand (USD15,179 thousand) and RMB68,531 thousand, respectively.

Note 9 – Accrued Expenses and Other Liabilities, and Other Non-Current Liabilities

Accrued expenses and other liabilities, and other non-current liabilities consist of the following:

	September 30,		December 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Legal and professional fees	339	2,072	5,351
Accrued staff related costs	102	626	7,568
Financial guarantees (note 16(iv))	1,250	7,650	12,460
Other accruals	4,042	24,735	10,355
Accrued expenses and other liabilities	5,733	35,083	35,734

F-9

Note 10 – Share-Based Compensation

During the three months ended September 30, 2013 and 2012, the Company recognized share-based compensation expense for awards issued under the 2006 Incentive Plan and the 2009 Omnibus Securities and Incentive Plan (the “2009 Incentive Plan”) of RMB11,447 thousand (USD1,870 thousand) and RMB16,857 thousand, respectively. During the nine months ended September 30, 2013 and 2012, the Company recognized share-based compensation expense for awards issued under the 2006 Incentive Plan and the 2009 Incentive Plan of RMB37,099 thousand (USD6,062 thousand) and RMB48,611 thousand, respectively. A detailed description of the Company’s share-based compensation awards is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

(a) Options under the 2004 Incentive Plan

Under the Company’s 2004 Incentive Plan, the Company issued options to purchase shares of the Company’s common stock. The options granted under the 2004 Incentive Plan had a weighted average exercise price per option of USD4.08 and weighted average remaining contractual term of approximately 1 year as of September 30, 2013.  During the three months and nine months ended September 30, 2013 and 2012, no share options under the 2004 Incentive Plan were exercised.  As of September 30, 2013, 1,184,769 options were outstanding under the 2004 Incentive Plan.

(b) Non-vested share units

A summary of non-vested share unit activity is as follows:

	2006 Incentive Plan		2009 Incentive Plan
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
		USD		USD
Balance as of January 1, 2013	77,733	6.36	2,458,936	3.69
Vested	(77,733)	6.36	(1,577,266)	3.83
Forfeited (note i)	-	-	(30,000)	8.85
Balance as of September 30, 2013	-	-	851,670	3.25

Note i	During the period ended September 30, 2013, certain share awards were forfeited due to the resignation of employee before the end of the vesting period.

(c) Shares with performance and market conditions

A summary of share activity is as follows:

	2009 Incentive Plan
	Shares	Weighted average grant-date fair value
		USD
Balance as of January 1, 2013	540,000	6.34
Vested	-	-
Balance as of September 30, 2013	540,000	6,34

F-10

Note 11 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months ended September 30,		Nine Months ended September 30,
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Numerator for basic and diluted earnings per share:
Net income/(loss) attributable to Viewtran Group, Inc. from continuing operations	5,006	(24,020)	(1,940)	(46,228)
Net income attributable to Viewtran Group, Inc. from discontinued operations	4,950	27,280	31,030	68,830
Denominator:
Basic weighted average shares	32,463,136	36,731,113	33,188,548	36,380,971
Effect of dilutive non-vested equity share units, performance shares, options and warrants	185,088	-	-	-
Diluted weighted average shares	32,648,224	36,731,113	33,188,548	36,380,971

	RMB	RMB	RMB	RMB
Basic earnings per share:
From continuing operations	0.16	(0.65)	(0.06)	(1.27)
From discontinued operations	0.15	0.74	0.94	1.89
Total	0.31	0.09	0.88	0.62

Diluted earnings per share:
From continuing operations	0.15	(0.65)	(0.06)	(1.27)
From discontinued operations	0.15	0.74	0.94	1.89
Total	0.30	0.09	0.88	0.62

Note 12 – Operating Segment Information

The Company operates in a single business segment as the revenue and profit are derived mainly from sales of components for digital media (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets to the customers. Accordingly, no operating segment information is presented.

Revenues from external customers by category are summarized as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Net revenue
Product sales
Digital media	-	136,033	-	363,156
Telecommunications equipment	-	136,707	115,446	333,601
Industrial business	28,187	155,937	164,063	358,464
	28,187	428,677	279,509	1,055,221
Services Revenue	5,033	-	12,466	-
Total net revenue	33,220	428,677	291,975	1,055,221

F-11

Note 13 – Comprehensive Income

The following table reconciles equity attributable to noncontrolling interests:

	Three Months ended September 30,		Nine Months ended September 30,
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Beginning balance	57,835	33,169	46,253	22,334
Net income attributable to noncontrolling interest	3,097	8,070	14,966	18,906
Capital injection	-	-	-	243
Foreign currency translation adjustments	(74)	307	(361)	63
Ending balance	60,858	41,546	60,858	41,546

Note 14 – Fair Value Measurement

The fair values of pledged bank deposits, accounts receivable, accounts payable, bank borrowings and accrued expenses and other liabilities approximated the respective carrying amounts because of the short maturity of these instruments. The Group adopted ASC 820-10, Fair Value Measurements and Disclosures, for the nonfinancial assets and liabilities that are remeasured at fair value on a nonrecurring basis.

The Group classified the assets and liabilities of certain subsidiaries that operate the Group’s component sales business as held for sale (see note 17). Assets held for sale are required to be presented at the lower of carrying value or fair value less costs to sell. The Group determined that the carrying value did not exceed the fair value less costs to sell and therefore no adjustment was required.

Note 15 – Commitments and Contingencies

Acquisition of Goldshare Holdings Limited (“Goldshare”)

On April 1, 2011, the Group entered into a note subscription and share purchase agreement (“Goldshare Agreement”) to acquire 3,142,857 shares (representing 44% of the outstanding shares) of Goldshare for a cash consideration of RMB22,000 thousand; and to subscribe to a convertible note to be issued by Goldshare for RMB20,000 thousand. The note is convertible into 2,857,143 new shares of Goldshare at the option of the Group. If the Group exercises the conversion option of the convertible note, the Group will hold a total of 60% of the outstanding shares of Goldshare and Goldshare will become a subsidiary of the Group. The Group has not completed the acquisition of Goldshare because certain closing conditions, including the condition that required Goldshare to provide detailed monthly operation for a twelve-month period to the Company’s reasonable satisfaction, have not yet been fulfilled.

Goldshare engages in the business of distribution of chassis, capacitors, resistors and enclosures with most of its operations in the PRC. The purchase consideration will be contingently payable at various dates upon achieving certain agreed future earnings levels of Goldshare. As of September 30, 2013, the Group has advanced RMB26,026 thousand (USD4,253 thousand) to Goldshare in connection with this acquisition.

F-12

Note 16 – Related Party Transactions

For the periods presented, the principal related party transactions are summarized as follows:

		Three Months ended September 30,			Nine Months ended September 30,
	Note	2013	2013	2012	2013	2013	2012
		USD’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000
Sales of products	(i)	8,330	50,977	-	25,619	156,789	-
Purchase of products	(ii)	3,936	24,090	-	16,716	102,299	-
Purchase of services	(iii)	1,240	7,589	-	2,328	14,245	-
Guarantee fee	(iv)	250	1,530	-	754	4,617	-
Service fee	(v)	347	2,121	-	1,138	6,963	-
Receipt on behalf of Cogobuy	(vi)	-	-	-	14,767	90,376	-
Payment by Cogobuy on behalf of the Group	(vii)	2,782	17,027	-	9,077	55,551	-

For the periods presented, the amounts due from/(to) related party are summarized as follows:

		September 30,		December 31,
		2013	2013	2012
		USD’000	RMB’000	RMB’000
Current assets/liabilities
Amount due from/ (to) Cogobuy	(viii)	(52,299)	(320,071)	35,743

Notes:

(i)	For the three months and nine months ended September 30, 2013, the Group sold components for digital media, telecommunication system equipment and industrial applications end-markets to Cogobuy.

(ii)	For the three months and nine months ended September 30, 2013, the Group purchased components for digital media, telecommunication system equipment and industrial applications end-markets from Cogobuy.

(iii)	For the three months and nine months ended September 30, 2013, the Group purchased e-commerce services from Cogobuy.

(iv)	For the three months and nine months ended September 30, 2013, the Group charged a guarantee fee of USD250 thousand per quarter to act as the guarantors of the First Disposal Group in respect of all existing bank facilities.

(v)	For the three months and nine months ended September 30, 2013, the Group charged a service fee for the provision of supportive and administrative services to the First Disposal Group.

(vi)	For the three months ended September 30, 2013, the Group had no receipts from customer of Cogobuy on behalf of Cogobuy. For the nine months ended September 30, 2013, the Group received RMB90,376 thousand (USD14,767 thousand) from customers of Cogobuy on behalf of Cogobuy.

(vii)	For the three months and nine months ended September 30, 2013, Cogobuy paid RMB17,027 thousand (USD2,782 thousand) and RMB55,551 thousand (USD9,077 thousand) to suppliers of the Group on behalf of the Group.

(viii)	As of September 30, 2013 and December 31, 2012, the amount due from/ (to) Cogobuy was unsecured, interest-free and repayable within one year.

F-13

Note 17 – Discontinued Operations

On September 23, 2013, the Company entered into a sale and purchase agreement (“Brilliant Agreement”) with Brilliant Group Global Limited (“Brilliant Group”), a company owned and controlled by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, to dispose of the equity interests of the Company’s certain subsidiaries (collectively, the “Second Disposal Group”) to Brilliant Group for a consideration of USD80,000 thousand (the “Brilliant Transaction”). The Second Disposal’s principal activities were sales of electronic components.

Upon the completion of the Brilliant Transaction, the operations and cash flows of the Second Disposal Group will be eliminated from the Group and that the Group will not have significant continuing involvement in the operations of the Second Disposal Group. As a result, the Company’s unaudited condensed consolidated financial statements present the results of the Second Disposal Group as discontinued operations. Accordingly, revenue, costs and expenses of the discontinued operations have been excluded from the respective captions in the unaudited condensed consolidated statements of income and comprehensive income for the three and nine months ended September 30, 2013. The assets and liabilities of the Second Disposal Group have been presented separately as held for sale assets and liabilities as of September 30, 2013 on the unaudited condensed consolidated balance sheets as of September 30, 2013. In addition, the Group has applied retrospective adjustments for the three and nine months ended September 30, 2012 to present the results of the Second Disposal Group as discontinued operations.

The results of Second Disposal Group presented as discontinued operations in the Unaudited Condensed Consolidated Statements of Income and Comprehensive Income of the Group for all periods presented were:

	Three Months ended September 30,		Nine Months ended September 30,
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Net revenue and other operating income	876,808	931,678	2,885,961	2,597,944
Expenses	(863,784)	(889,763)	(2,823,499)	(2,491,872)
Income from operations	13,024	41,915	62,462	106,072
Interest expense	(4,771)	(5,607)	(13,566)	(15,368)
Interest income	210	115	307	253
Earnings before income taxes	8,463	36,423	49,203	90,957
Income tax expense	(416)	(1,073)	(3,207)	(3,221)
Net income from discontinued operations	8,047	35,350	45,996	87,736

F-14

The assets and liabilities of Second Disposal Group presented as held for sale in the Group’s unaudited Condensed Consolidated Balance Sheets as of September 30, 2013 were:

September 30,
2013
RMB’000
Cash	165,083
Pledged bank deposits	235,620
Accounts receivable, net	684,798
Bills receivable	31,062
Amount due from related party	146,899
Inventories	316,680
Income taxes receivable	2,134
Prepaid expenses and other receivables	19,702
Property and equipment, net	2,805
Other assets	525
Assets held for sale	1,605,308

Accounts payable	168,369
Bank borrowings	534,231
Income taxes payable	3,218
Accrued expenses and other liabilities	4,718
Liabilities associated with assets held for sale	710,536

The items above are presented after elimination of intragroup balances. As of September 30, 2013, the Second Disposal Group has payables due to the remaining entities of the Group amounted to RMB373,931 thousand (USD61,100 thousand).

Note 18 – Subsequent events

The Brilliant Transaction was completed on November 20, 2013 after shareholder approval has been obtained. Brilliant Group fully settled the consideration of USD80,000 thousand (equivalent to RMB491,040 thousand) on November 22, 2013.

As stipulated in the Brilliant Agreement, after the Brilliant Transaction, guarantees to banking institutions among the Company’s remaining subsidiaries and the Second Disposal Group will be maintained for a transitional period through December 31, 2014. Brilliant Group will pay the Company USD750 thousand per quarter for so long as such guarantees remain in place.

F-15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This commentary should be read in conjunction with Viewtran Group, Inc. (formerly known as Cogo Group, Inc.) (the “Company”) and its subsidiaries’ (together, “we,” “us,” “our” or the “Group”) unaudited condensed consolidated financial statements for the period ended September 30, 2013 and 2012 as well as the Group’s consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

Portions of the discussion and analysis below contain certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our plans and objectives for future expansion, including our expectations for the domestic wireless handset, telecommunications equipment, consumer electronic and storage solution end-markets in the People’s Republic of China (the “PRC”); anticipated margins for our solutions; general and cyclical economic and business conditions, and, in particular, those in the PRC’s wireless handset, telecommunications equipment and consumer electronics industries; our ability to enter into and renew key corporate and strategic relationships with our customers and suppliers; changes in the favorable tax incentives enjoyed by our PRC operating companies; and other statements containing forward looking terminology such as “may,” “expects,” “believes,” “anticipates,” “intends,” “projects,” “looking forward” or similar terms, variations of such terms or the negative of such terms. Such information is based upon various assumptions made by, and expectations of, our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that actual results will meet expectations and actual results may vary (perhaps materially) from certain of the results anticipated herein. For a further description of these and other risks and uncertainties, see the most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), and our subsequent SEC filings.

Overview

As of the end of the period covered by this report, we provided customized module design solutions for a diverse set of applications and end markets, serving as a gateway for our technology component suppliers to access leading electronics manufacturers in the PRC.

We focused on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we provide mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and Bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablets. In the telecommunications equipment end-market, we provided solutions for PSTN switching, optical transmitters, electrical signal processing and optical signal amplification; in the industrial business end-market, we provided industrial solutions for the green energy, auto-electronics and health care sectors.

1

We operated in a single business segment as the revenue and profit are derived mainly from sales of components for digital media (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets to the customers. Accordingly, no operating segment information is presented.

On October 23, 2012, we entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision Global Group (now known as Cogobuy Group, or “Cogobuy”), an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer, pursuant to which we sold certain subsidiaries (the “First Disposal Group”) to Cogobuy for a total consideration of USD78,000 thousand. The transactions contemplated by the Envision Agreement closed on November 15, 2012 and the entire purchase price was fully received in 2012.

Pursuant to the terms of the Envision Agreement and the Services Agreement dated November 14, 2012, guarantees to banking institutions among our remaining subsidiaries and the First Disposal Group will be maintained for a transitional period through December 31, 2014 in order to maintain better financing terms for both parties. We will charge a guarantee fee amounting to USD250 thousand, as determined with reference to the guarantee fee chargeable by banks, to Cogobuy each quarter. We will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the First Disposal Group for a fee. Pursuant to the Services Agreement, service fees will be charged at pre-determined rates over usage and revenue generated by the First Disposal Group.

The Envision Agreement also contains a non-competition clause, as historically, the Company and the First Disposal Group were led by different sales teams focusing on different geographical or end-product customers, pursuant to which we and Cogobuy agreed not to compete with each other’s business for a period of two years from closing. In particular, we agreed not to compete with each other’s business involving the distribution of the product that the other party distributes or has distributed in the past and which is or is likely to be in competition with the other party or have any interest in any project or proposal in any such business or activity on behalf of or for the benefit of any person. Additionally, we and Cogobuy agreed to make reasonable efforts to maintain the operations of Cogobuy and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries.

On September 23, 2013, we entered into a sale and purchase agreement (“Brilliant Agreement”) with Brilliant Group Global Limited (“Brilliant Group”), a company owned and controlled by Jeffrey Kang, our Chairman and Chief Executive Officer, to dispose of the equity interests of our certain subsidiaries that operate our components sale business (collectively, the “Second Disposal Group”) to Brilliant Group for a consideration of USD80,000 thousand (equivalent to RMB490,440 thousand) (the “Brilliant Transaction”). The Brilliant Transaction was completed on November 20, 2013 and Brilliant Group fully paid the consideration of USD80,000 thousand (equivalent to RMB491,040 thousand) on November 22, 2013.

As stipulated in the Brilliant Agreement, after the Brilliant Transaction, guarantees to banking institutions among the Company’s remaining subsidiaries and the Second Disposal Group will be maintained for a transitional period through December 31, 2014. Brilliant Group will pay the Company USD750 thousand per quarter for so long as such guarantees remain in place.

2

Subsequent to the completion of the Brilliant Transaction, our business is to provide supply chain financial services and enterprise solutions for the technology industry in the PRC. Currently, our enterprise customers include technology manufacturers and original equipment manufacturers, or OEMs. The business model is based on receiving service fees for providing certain financial and enterprise solutions for our customers.

We work with manufacturers and distributors to provide working capital and extended-term financing programs. Through our finance programs, manufacturers and distributors may:

•	Reduce credit exposure and shift risk off their balance sheets by selling accounts receivables to us;
•	Provide growth capital to resellers without increased credit risk by accessing credit lines and providing longer payment terms with vendors;
•	Outsource to us credit administration and receivables collection and management; and
•	Outsource to us import and export custom clearance, finance import tax payment and tax-refund collection services.

With our supply chain financial services, our customers can:

•	Improve liquidity by receiving payments for receivables more quickly than they would otherwise receive them;
•	Increase sales and market share by redeploying payments from us more quickly than if they had to wait for receivables to be paid;
•	Reduce concentration risk by selling receivables to us;
•	Lower the cost of capital for domestic and international suppliers; and
•	Meet target payables terms and cost-reduction objectives by outsourcing services to us.

Our enterprise solutions service is a combination of (non-component) equipment system procurement, system software development and technical deployment and maintenance services. We work with manufacturers to provide our customers with flexible, tailor-made, one-stop solutions, such as pure software development, technical deployment services or a combination of hardware, software and technical services. Over the years we have established strong customer relationships where a time-consuming and difficult procurement qualification process may be required for other participants, which we believe serves as a significant barrier. We believe that these close customer relationships, facilitate better understanding of our customers’ time-to-market, technology and cost requirements.

Since the services we provide are customized to fit the needs of our customers, we do not have a fixed fee structure, but instead work with clients to determine the appropriate fees for the services we provide.

Some of the service related revenue recorded for the nine months ended September 30, 2013 may not be in line with the strategies that we plan to adopt going forward. Further streamlining of the business will be implemented upon closing of the Brilliant Transaction.

We will continue to explore and identify new end-markets and service offerings where we can leverage both our financial strengths and expertise in the technology industry in the PRC.

We will look for opportunities to expand into new product mix and end markets that we believe represent significant profitability and growth opportunities. We believe we can leverage the customer relationships we developed while operating the First Disposal Group and Second Disposal Group, which have an aggregate of approximately 2,000 enterprise customers, of which approximately 50 have been using our supply chain financial services and enterprise solutions.

3

Our services business has approximately 50 customers, who are also customers of the First Disposal Group and Second Disposal Group, including manufacturers in the technology industry and industry participants supporting OEMs, such as sub-system designers and contract manufacturers in the PRC. We perform Know Your Customer (“KYC’) checks on all of our customers as well as on the account receivables we purchase before beginning to provide services. We also apply a stringent credit policy and our risk controllers identify potential risks and assist our account managers in structuring our supply chain financial services and enterprise solutions on a case-by-case basis to mitigate risks exposure. Credit limits are established for each account based on the assessment of the customer's ability to pay and reviewed at least once every year. Adjustments to credit limits are subject to further assessments and approvals.

We generate sales of supply chain financial services and enterprise solutions through sales directors, account managers and sales support staff. Our sales directors are responsible for establishing sales strategy and setting objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer relationship. Account managers work closely with customers to identify and meet their cost and objectives.

Our new business development account managers initiate and maintain long-term, multi-level relationships with customer accounts and work closely with customers on new business opportunities throughout the supply-chain cycle.

We believe that the principal competitive factors affecting the markets for our engineering services include:

•	understanding our customers’ time-to-market and capital requirements;
•	pricing and efficiency;
•	customer relationships; and
•	financial support.

We believe that we compare favorably with respect to each of these criteria because we know the Chinese technology industry and have established solid customer relationships through the component sales business and can customize service and pricing based on the needs of the customers. We face competition from other design house and service providers.

We lease properties with a total area of approximately 27,824 square feet in 5 locations in the PRC including Shenzhen, Beijing, Wuhan, Chengdu and Nanjing. Approximately 4,305 square feet is for our corporate headquarters located in Shenzhen, approximately 23,519 square feet is our representative offices located in the other cities. These leases have remaining terms ranging from 2 to 11 months.

We believe that our existing facilities and equipment are well maintained and in good operating condition, and are sufficient to meet our needs for the foreseeable future.

After giving effect to the Brilliant Transaction, the Company will have approximately 50 full-time employees after the completion of the Brilliant Transaction.

4

Risk Factors for Services Business

We have operated our financial services business for a limited amount of time, so there is not an extensive history on which to evaluate our performance.

We have only operated our services business since the beginning of 2013. While we believe that our services business will grow significantly, in the near term, there is only a limited amount of historical operations on which you can evaluate this business. In addition, we cannot guarantee that the business will continue to grow as it has historically or as we expect in the future.

Unless we increase our customer base we will not be able to continue operations.

We currently have approximately 50 customers for our financial services business. While we believe that this represents a strong base for our financial services business, we must significantly increase our customer base to develop a viable business. Unless we are able to increase our customer base, our business may not be able to continue for a significant period of time.

If we are unable to continue our operations, we may be delisted from Nasdaq.

Unless we maintain a substantial operating business, we would not be eligible to remain listed on Nasdaq. If we were delisted from Nasdaq, our share price and trading volume could decrease significantly. In addition, our share price would be subject to increased volatility.

Delays in payments from third parties could result in revenues being less than expected.

A portion of our business will be predicated on buying receivables from companies at a discount to the amount due on such receivables. If we do not receive payment on such receivables in the timeframe expected, we would not be able to redeploy such capital to purchase additional receivables. This could result in significantly reduced revenues and poorer than expected results of operations.

Our revenue income and other operating results may fluctuate significantly in the future due to a number of factors, which could negatively impact our stock price.

Our quarterly revenue, income and other operating results may fluctuate significantly in the future due to a number of factors, including the following:

•	competitive pressures;
•	changing requirements resulting from rapid technology shifts; and
•	industry trends impacting the overall market for our customers’ end-products.

As a result of these and other factors, our results of operations may vary on a quarterly basis and net revenue may be adversely affected from period to period. Our results of operations for a particular quarter may not be indicative of our future performance. If our operating results in a quarter fall below our expectations or the expectations of market analysts or investors, the price of our ordinary shares is likely to decrease.

We may be unable to manage the risk of customer defaults, which could adversely affect the value of our accounts receivable.

We require KYC checks to be performed on all of our customers. We apply stringent credit policy and our risk controllers identify potential risks and assist our account managers in structuring our supply chain financial services and enterprise solutions on a case-by-case basis to mitigate risks exposure. However, if our customer defaults, it will impact the value of our accounts receivables, causing an increase in the Days' Sales Outstanding (DSO) Ratio or allowance of doubtful accounts.

5

As we expand our business, we intend to develop new end-market and customers by further strengthening our existing relationships with the approximately 1,800 enterprise customers of the Second Disposal Group. Failure to develop or execute this growth strategy will have a material adverse effect on our net revenue.

Our success in the development of supply chain financial services and enterprise solutions will depend, in significant part, on our ability to continue to leverage our existing relationships with the customers of the Second Disposal Group. If we are unable to quickly develop a channel to cross sell our new service offerings and leverage our relationships as anticipated, our return on our investment with respect to these efforts may be lower than anticipated and our operating results may suffer.

Our competitive position could decline if we are unable to obtain additional financing to fund our growing business.

We believe that our current cash will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. However, we may need to raise additional funds to support more rapid expansion, respond to competitive pressures or respond to unanticipated requirements. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, develop or enhance our services, or otherwise respond to competitive pressures would be significantly limited.

Principal Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

Revenue mix. Our net revenue and gross profit are affected by our product mix. Over the third quarter of 2013, service revenue, which have generally higher profit margins than our component sales revenue, constituted an increased portion of our total net revenue.

Growth by entering new end-markets and leveraging our customer base. In 2013, we began operating the financial services business. While we believe that our financial services business will grow significantly, in the near term, there is only a limited amount of historical operations on which you can evaluate this business. In addition, we cannot guarantee that the business will continue to grow as it has historically or as we expect in the future.

Our success in the development of supply chain financial services and enterprise solutions will depend, in significant part, on our ability to continue to leverage our existing relationships with the customers of the Second Disposal Group. If we are unable to quickly develop a channel to cross sell our new service offerings and leverage our relationships as anticipated, our return on our investment with respect to these efforts may be lower than anticipated and our operating results may suffer.

Competitive Strengths. Over the years, we have developed an understanding of China’s technology industry. While most other supply chain financial services providers are financial institutions with little or no knowledge of China’s technology industry, our understanding of the industry allows us to shorten assessment and approval time and provide value added services such as custom clearance and tax refund services. We believe that our supply chain financial services, when combined with our industry knowledge, enhance the core competitiveness of our enterprise customers, helping them achieve optimal allocation of resources and reduce business risks.

6

Net Revenue

Prior to 2013 our continuing operations consisted of the component sales business. Beginning in 2013, we began providing technology and engineering services, software design, and related training and maintenance services. Subsequent to the completion of the Brilliant Transaction, our continuing operations will focus on the provision of services.

Product sales

For product sales, we did not charge our customers an independent design fee. Instead, our business model was to generate revenue by reselling a limited number of specific components required in our module reference design. The difference between the purchase price we pay our suppliers for these components and our sales price to the customer for these components compensated us for our design, technical support and distribution services. Our net revenue is net of a 17% value-added tax, or VAT. Costs incurred for the design of modules are expensed as incurred and recorded as research and development expense in our unaudited condensed consolidated statements of comprehensive income.

Services Revenue

We provide technology and engineering services, software design and related training and maintenance services to our customers. We generate revenue for these services when our services are rendered and acknowledged by our customers. Our service revenue is net of business tax, if any.

We also provide supply chain financial services and enterprise solutions for the technology industry in the PRC. We generate revenue for these services when our services are rendered and acknowledged by our customers. Our service revenue is net of business tax, if any.

7

Cost of Sales

Our cost of sales mainly comprises cost of goods sold and cost of service.

Cost of Goods Sold

Cost of goods sold primarily consisted of the purchase of components and equipment from suppliers. We developed our customized module design solutions based on specific technology components purchased from suppliers in our target end-markets.

Cost of Service

Cost of service consist of direct staff costs and other direct related costs for providing engineering and technology services including training and materials.

Operating Expenses

Selling, General and Administrative Expenses

Our selling expenses included expenditures to promote our new module solutions and gain a larger customer base, personnel expenses and travel and entertainment costs related to sales and marketing activities, and freight charges. We expensed all these expenditures as they are incurred. Selling expenses are expected to continue to grow in the future as we expand into new supply chain financial services and enterprise solutions end-markets. Also included in selling expenses are allowances for doubtful accounts.

General and administrative expenses include compensation and benefits for our general and administrative staff, professional fees, amortization of intangible assets, foreign exchange losses and general travel and entertainment costs. We expensed all general and administrative expenses as they are incurred. While we expect our business to grow for the foreseeable future, we expect that general and administrative expenses will remain stable as a result of more efficient use of labor and resources.

Research and Development Expenses

Research and development expenses consisted primarily of salaries and related costs of the employees engaged in research, design and development activities; the costs for design and testing; the cost of parts for prototypes; equipment depreciation; and third party development expenses. We expense research and development expenses as they are incurred.

Noncontrolling Interests

Noncontrolling interests consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband Corporation Limited (“Comtech Broadband”) and Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”), respectively.

8

Taxation

Certain subsidiaries located in the Shenzhen Special Economic Zone, including Mega Sky (Shenzhen) Limited and Mega Smart (Shenzhen) Limited, were each granted a 2+3 tax holiday and were subject to income tax at rates ranging from 0% to 12.5% during the period ended September 30, 2013.

Our PRC subsidiaries have cash and pledged deposits balances, including those classified as assets held for sale, of RMB532,469 thousand (USD87,005 thousand) and RMB430,512 thousand as of September 30, 2013 and December 31, 2012, respectively, which are planned to be permanently reinvested in the PRC. The distributions from our PRC subsidiaries are subject to the U.S. federal income tax at 34%, less any applicable foreign tax credits. Due to our policy of indefinitely reinvesting our earnings in our PRC business, we have not provided for deferred tax liabilities on undistributed earnings of our PRC subsidiaries.

As of and for the three months ended September 30, 2013, we did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Assets and Liabilities Held for Sale and Discontinued Operations

On September 23, 2013, We entered into the Brilliant Agreement to dispose of the Second Disposal Group to Brilliant Group for a consideration of USD 80.000 thousand. The sale was closed on November 20, 2013.

Due to the completion of the Brilliant Transaction, the operations and cash flows of the Second Disposal Group will be eliminated from the Group and we will not have significant continuing involvement in the operations of the Second Disposal Group. As such, we present the results of the Second Disposal Group as discontinued operations in our unaudited condensed consolidated financial statements present. Accordingly, revenue, costs and expenses of the discontinued operations have been excluded from the respective captions in the unaudited condensed consolidated statements of income and comprehensive income for the three and nine months ended September 30, 2013, and the assets and liabilities of the Second Disposal Group have been presented separately as held for sale assets and liabilities in the unaudited condensed consolidated balance sheets as of September 30, 2013. In addition, we have applied retrospective adjustments for the three and nine months ended September 30, 2012 to present the results of the Second Disposal Group as discontinued operations.

The results of Second Disposal Group presented as discontinued operations for all periods presented were:

	Three Months ended September 30,		Nine Months ended September 30,
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Net revenue and other operating income	876,808	931,678	2,885,961	2,597,944
Expenses	(863,784)	(889,763)	(2,823,499)	(2,491,872)
Income from operations	13,024	41,915	62,462	106,072
Interest expense	(4,771)	(5,607)	(13,566)	(15,368)
Interest income	210	115	307	253
Earnings before income taxes	8,463	36,423	49,203	90,957
Income tax expense	(416)	(1,073)	(3,207)	(3,221)
Net income from discontinued operations	8,047	35,350	45,996	87,736

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Results of continuing operations - Three months ended September 30, 2013 compared to three months ended September 30, 2012

Overview

The following table sets forth information regarding the breakdown of revenues and income from operations between our product sales and services revenue:

	Three months ended September 30,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Net revenue
Product sales
Digital media	-	-	136,033
Telecommunications equipment	-	-	136,707
Industrial business	4,605	28,187	155,937
Total product sales	4,605	28,187	428,677
Services revenue	823	5,033	-
Total net revenue	5,428	33,220	428,677

Product Sales

Details of product sales by market type are as follows:

	Three months ended September 30,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Digital media	-	-	-	136,033	31.7%	(100.0)%
Telecommunications equipment	-	-	-	136,707	31.9%	(100.0)%
Industrial business	4,605	28,187	84.8%	155,937	36.4%	(81.9)%
Total product sales	4,605	28,187	84.8%	428,677	100.0%	(93.4)%

Product sales for the three months ended September 30, 2013 was RMB28,187 thousand (USD4,605 thousand), being RMB400,490 thousand (USD65,440 thousand), or 93.4%, less than the corresponding period in 2012. The decrease in product sales was mainly attributable to the reduction in revenue resulting from the disposal of the First Disposal Group.

Services Revenue

	Three months ended September 30,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Services revenue	823	5,033	15.2%	-	0%	N/A

Services revenue was derived from the provision of technology and engineering services, software design, and related training and maintenance services during the three months ended September 30, 2013. No services revenue was generated by the Group in the corresponding period in 2012.

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Gross Profit. Gross profit was RMB30,987 thousand (USD5,064 thousand) in the three months ended September 30, 2013, an increase of RMB6,611 thousand (USD1,080 thousand), or 27.1% when compared to RMB24,376 thousand in the corresponding period in 2012. Gross margin was 93.3% in the three months ended September 30, 2013, compared to 5.7% in the corresponding period in 2012. The increase in gross profit and gross profit margin was primarily attributable to the increase in the portion of revenue generated from industrial business end-market and services, which yield higher profit margins.

Selling, General and Administrative and R&D Expenses

	Three months ended September 30,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Selling expenses	1,048	6,416	19.3%	6,961	1.6%	(7.8)%
General and administrative expenses	2,398	14,673	44.2%	25,002	5.8%	(41.3)%
R&D expenses	1,813	11,095	33.4%	17,823	4.2%	(37.7)%
Total	5,259	32,184	96.9%	49,786	11.6%	(35.4)%

Selling, General and Administrative Expenses. The selling expenses in the three months ended September 30, 2013 remained comparable to the three months ended September 30, 2012 as the decrease in selling expenses attributable to reduction in selling activities resulting from the disposal of the First Disposal Group was offset by the expansion in selling activities for the new supply chain financial services and enterprise solutions end-markets during the period.

General and administrative expenses decreased in the three months ended September 30, 2013 by RMB10,329 thousand (USD1,688 thousand) as compared to the corresponding period in 2012. The decrease was primarily attributable to reduction in general and administrative activities resulting from the disposal of the First Disposal Group.

R&D Expenses.  R&D expenses decreased in the three months ended September 30, 2013 by RMB6,728 thousand (USD1,099 thousand) as compared to the corresponding period in 2012.  R&D expenses mainly consist of staff cost and R&D facility charges, and the decrease was primarily attributable to reduction in R&D activities resulting from the disposal of the First Disposal Group.

Interest Expense. Interest expense decreased in the three months ended September 30, 2013 by RMB1,118 thousand (USD183 thousand) or 100%, as compared to the corresponding period in 2012. The decrease in interest expense was primarily attributable to the disposal of the First Disposal Group.

Interest Income. Interest income in the three months ended September 30, 2013 amounted to RMB3,798 thousand (USD620 thousand), compared to RMB3,117 thousand in the corresponding period in 2012. Interest income remained stable during the period.

Income Tax Expense. Income tax expense in the three months ended September 30, 2013 amounted to RMB1,080 thousand (USD176 thousand), compared to RMB615 thousand in the corresponding period in 2012. The increase in income tax expense was primarily attributable to the increased portion of operation income subject to income tax during the three months period. The effective income tax rate in the three months ended September 30, 2013 was 17.7%.

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Net Income; Earnings per share. As a result of the above items, net income from continuing operations attributable to Viewtran Group, Inc. for the three months ended September 30, 2013 was RMB5,006 thousand (USD818 thousand), as compared to net loss of RMB24,020 thousand in the corresponding period in 2012. We reported total basic earnings per share of RMB0.16 (USD0.03) and total diluted earnings per share of RMB0.15 (USD0.02) for the three months ended September 30, 2013, as compared to the basic and diluted loss per share of RMB0.65 for the corresponding period in 2012.

Results of continuing operations - Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Overview

The following table sets forth information regarding the breakdown of revenues and income from operations between our product sales and services revenue:

	Nine months ended September 30,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Net revenue
Product sales
Digital media	-	-	363,156
Telecommunications equipment	18,864	115,446	333,601
Industrial business	26,807	164,063	358,464
Total product sales	45,671	279,509	1,055,221
Services revenue	2,037	12,466	-
Total net revenue	47,708	291,975	1,055,221

Product Sales

Details of product sales by market type are as follows:

	Nine months ended September 30,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Digital media	-	-	-	363,156	34.4%	(100.0)%
Telecommunications equipment	18,864	115,446	39.5%	333,601	31.6%	(65.4)%
Industrial business	26,807	164,063	56.2%	358,464	34.0%	(54.2)%
Total product sales	45,671	279,509	95.7%	1,055,221	100.0%	(73.5)%

Product sales for the nine months ended September 30, 2013 was RMB279,509 thousand (USD45,671 thousand), being RMB775,712 thousand (USD126,750 thousand), or 73.5%, less than the corresponding period in 2012. The decrease in product sales was mainly attributable to the reduction in revenue resulting from the disposal of the First Disposal Group.

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Services Revenue

	Nine months ended September 30,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Services revenue	2,037	12,466	4.3%	-	0%	N/A

Services revenue was derived from the provision of technology and engineering services, software design, and related training and maintenance services during the nine months ended September 30, 2013. No services revenue was generated by the Company in the corresponding period in 2012.

Gross Profit. Gross profit was RMB78,831 thousand (USD12,881 thousand) in the nine months ended September 30, 2013, a decrease of RMB6,866 thousand (USD1,122 thousand), or 8.0% when compared to RMB85,697 thousand in the corresponding period in 2012. Gross margin was 27.0% in the nine months ended September 30, 2013, compared to 8.1% in the corresponding period in 2012. The decrease in gross profit was primarily attributable to reduction in net sales resulting from the disposal of subsidiaries in November 2012. The increase in gross profit margin was primarily attributable to the increase in the portion of revenue generated from industrial business end-market and services, which yield higher profit margins.

Selling, General and Administrative and R&D Expenses

	Nine months ended September 30,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Selling expenses	3,028	18,530	6.3%	17,781	1.7%	4.2%
General and administrative expenses	7,662	46,891	16.1%	69,241	6.6%	(32.3)%
R&D expenses	5,553	33,987	11.6%	50,105	4.7%	(32.2)%
Total	16,243	99,408	34.0%	137,127	13.0%	(27.5)%

Selling, General and Administrative Expenses. The selling expenses in the nine months ended September 30, 2013 remained comparable to the nine months ended September 30, 2012 as the decrease in selling expenses attributable to reduction in selling activities resulting from the disposal of the First Disposal Group was offset by the expansion in selling activities for the new supply chain financial services and enterprise solutions end-markets.

The decrease in general and administrative expenses of RMB22,350 thousand (USD3,652 thousand), or 32.3%, was primarily attributable to reduction in general and administrative activities resulting from the disposal of the First Disposal Group.

R&D Expenses.  R&D expenses decreased in the nine months ended September 30, 2013 by RMB16,118 thousand (USD2,634 thousand), or 32.2%, as compared to the corresponding period in 2012. R&D expenses mainly consist of staff cost and R&D facility charges, and the decrease was primarily attributable to reduction in R&D activities resulting from the disposal of the First Disposal Group.

Interest Expense. Interest expense decreased in the nine months ended September 30, 2013 by RMB3,467 thousand (USD567 thousand) or 100%, as compared to the corresponding period in 2012. The decrease in interest expense was attributable to the disposal of the First Disposal Group.

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Interest Income. Interest income in the nine months ended September 30, 2013 amounted to RMB9,504 thousand (USD1,553 thousand), compared to RMB10,606 thousand in the corresponding period in 2012. The decrease was mainly attributable to a decrease in average interest rates as compared to the corresponding period in 2012.

Income Tax Expense. Income tax expense in the nine months ended September 30, 2013 amounted to RMB2,258 thousand (USD369 thousand), compared to RMB2,549 thousand in the corresponding period in 2012. Income tax expense remained stable during the period.

Net Income; Earnings per share. As a result of the above items, net loss from continuing operations attributable to Viewtran Group, Inc. for the nine months ended September 30, 2013 was RMB1,940 thousand (USD317 thousand), as compared to RMB46,228 thousand in the corresponding period in 2012. We reported loss per share of RMB0.06 (USD0.01) for the nine months ended September 30, 2013, as compared to loss per share of RMB1.27 for the corresponding period in 2012.

Liquidity and Capital Resources

Cash flows and working capital

Our accounts payable cycle typically averages approximately one month, whereas our receivables cycle typically averages approximately three to four months. Accordingly, working capital, being current assets less current liabilities, is needed to fund this timing difference.

As of September 30, 2013, we had no material commitments for capital expenditures.

As of September 30, 2013, we had approximately RMB68,375 thousand (USD11,172 thousand) in cash. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and factoring facilities and possible future public or private equity offerings. At times, we may evaluate possible acquisitions of, or investments in, businesses that are complementary to ours, which may require the use of cash. We believe that our cash, operating cash flows, credit arrangements, and access to equity and debt capital markets, taken together, provide adequate resources to fund our ongoing operating expenditures for the next 12 months. In the event that they do not, we may require additional funds in the future to support our working capital requirements or for other purposes and may seek to raise such additional funds through the sale of public or private equity, as well as from other sources.

As of September 30, 2013, we had working capital of RMB610,006 thousand (USD99,674 thousand), including RMB68,375 thousand (USD11,172 thousand) in cash, as compared with working capital RMB1,465,360 thousand, including RMB324,839 thousand in cash, as of December 31, 2012.

Operating activities from continuing and discontinued operations provided cash of RMB139,934 thousand (USD22,865 thousand) for the nine months ended September 30, 2013, compared to cash provided of RMB7,591 thousand in the corresponding period in 2012. The increase in cash provided by operating activities as compared to the prior period was primarily due to increase in amount due to a related party.

Investing activities from continuing and discontinued operations used cash of RMB121,176 thousand (USD19,800 thousand) for the nine months ended September 30, 2013, mainly due to the increase in pledged deposits by RMB119,586 thousand (USD19,540 thousand).

Financing activities from continuing and discontinued operations used cash of RMB106,501 thousand (USD17,402 thousand) for the nine months ended September 30, 2013, primarily due to the net repayment of bank borrowings of RMB69,488 thousand (USD11,354 thousand) and purchase of treasury stock of RMB37,013 thousand (USD6,048 thousand).

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Indebtedness

We have entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited (“SCB”), Bank of China (Hong Kong) Limited, (“BOC”), Guangdong Development Bank Holdings Company Limited (“GDB”) and the Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facilities with BOC and HSBC also include accounts receivable factoring agreements.

Our banking facilities contain the general clause that the banks may at any time without prior notice modify, cancel or suspend the facilities at their sole discretions including, without limitation, canceling any unutilized facilities, and declaring any outstanding amount to be immediately due and payable.

As of September 30, 2013, our total outstanding bank borrowings, including those classified as liabilities held for sale, amounted to RMB534,231 thousand (USD87,293 thousand), which represented a decrease of RMB79,814 thousand (USD13,042 thousand) compared to our total outstanding bank borrowings amounted to RMB614,045 thousand as of December 31, 2012. The weighted average interest rate on outstanding bank borrowings of the Group as of September 30, 2013 was 2.1% (December 31, 2012: 2.1%) per annum.

As stipulated in the Envision Agreement and the Service Agreement dated November 14, 2012, after the disposal of subsidiaries to Cogobuy, guarantees to banking institutions among the Company’s remaining subsidiaries and the First Disposal Group will be maintained for a transitional period through December 31, 2014. As of September 30, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Group amounted to RMB1,175,040 thousand (USD192,000 thousand) and RMB934,515 thousand, respectively. As of September 30, 2013 and December 31, 2012, the aggregate credit limit of joint banking facilities granted which can be utilized by the Group and the First Disposal Group (“Joint Banking Facilities”) amounted to RMB523,260 thousand (USD85,500 thousand) and RMB594,975 thousand, respectively. As of September 30, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the First Disposal Group, guaranteed by the Group (“Guaranteed Facilities for the First Disposal Group”), amounted to RMB397,800 thousand (USD65,000 thousand) and RMB311,505 thousand, respectively.

As of September 30, 2013, our total outstanding bank borrowings, including those classified as liabilities held for sale, amounted to RMB534,231 thousand (USD87,293 thousand), of which an aggregate of RMB165,065 thousand (USD26,971 thousand) was borrowed under the Joint Banking Facilities. All of our outstanding bank borrowings was secured by our pledged deposit as of September 30, 2013. As of December 31, 2012, the total outstanding bank borrowings of the Group amounted to RMB614,045 thousand, of which an aggregate of RMB312,757 thousand was borrowed under the Joint Banking Facilities and RMB43,611 thousand was secured by the pledged deposit of the First Disposal Group as of December 31, 2012.

As of September 30, 2013, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks, including those classified as assets held for sale, amounted to RMB672,606 thousand (USD109,903 thousand), of which RMB235,197 thousand (USD38,431 thousand) and RMB293,589 thousand (USD47,972 thousand) were pledged for Joint Banking Facilities and Guaranteed Facilities for the First Disposal Group, respectively. As of December 31, 2012, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks amounted to RMB556,941 thousand, of which RMB286,740 thousand and RMB207,900 thousand were pledged for Joint Banking Facilities and Guaranteed Facilities for the First Disposal Group, respectively. The remaining pledged deposits were pledged for the banking facilities granted solely to the Group.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Exchange Risk

Our reporting currency is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

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The State Administration of Foreign Exchange, or SAFE, of the PRC, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended, or the “Rules”. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1.0% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. As of September 30, 2013, the exchange rate of RMB to USD1.0000 was RMB6.1200.

We conduct substantially all of our operations through our operating companies in the Mainland China and Hong Kong Special Administrative Region, and their financial performance and position are measured in terms of Renminbi and Hong Kong dollars, respectively. Our solutions are primarily procured, sold and delivered in the PRC for Renminbi or U.S. dollars. The majority of our net revenue are denominated in Renminbi or U.S. dollars.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of September 30, 2013 and December 31, 2012, we have cash and pledged deposits denominated in U.S. dollars, including those classified as assets held for sale, amounting to RMB364,264 thousand (USD59,520 thousand) and RMB450,379 thousand, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a foreign currency translation adjustment of RMB520 thousand (USD85 thousand) for the quarter ended September 30, 2013. We do not currently engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk arising from short-term variable rate borrowings from time to time. Our future interest expense will fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments. Our bank borrowings, including those classified as liabilities held for sale, amounted to RMB534,231 thousand (USD87,293 thousand) as of September 30, 2013. Based on the variable nature of the underlying interest rate, the bank borrowings approximated fair value at that date.

If there was a hypothetical 1% change in interest rates, the net impact to earnings and cash flows of continuing and discontinued operations would be approximately RMB5,342 thousand (USD873 thousand). The potential change in cash flows and earning of continuing and discontinued operations is calculated based on the change in the net interest expense over a one year period due to an immediate 1% change in price.

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Inflation

In recent years, inflation has not had a significant impact on our business. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. We cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIEWTRAN GROUP, INC.

December 12, 2013	By:	/s/ Jeffrey Kang
Jeffrey Kang
Chairman and Chief Executive Officer
(Principal Executive Officer)

December 12, 2013	By:	/s/ Andy Liu
Andy Liu
Chief Financial Officer
(Principal Financial Officer)